December 10, 2024

Michael Cloonan
President and Chief Executive Officer
Sionna Therapeutics, Inc.
21 Hickory Drive, Suite 500
Waltham, MA 02451

       Re: Sionna Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 26, 2024
           CIK No. 0002036042
Dear Michael Cloonan:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November
26,
2024
Risk Factors
We contract with third parties for the manufacture of our product candidates for clinical drug supply..., page 36

1. We note your response to prior comment 13. Please revise your risk factor to disclose the single services agreement with WuXi AppTec (HongKong) Limited, as WuXi is a
       Chinese biotechnology company of concern named in the BIOSECURE Act, which could impact the availability of U.S. government contracts, grants, and loans. Please also revise your statement that the company has "in the past relied" on foreign
 December 10, 2024
Page 2

       CDMOs in China.
General

2. We note that you have removed all disclosure related to SION-638 from the prospectus. We also note a press release dated January 3, 2024, which described SION-638 as your "lead candidate". In your response letter, please explain
       the removal of the disclosure regarding this product candidate and whether the company has discontinued its development.
       Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gabriela Morales-Rivera